Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

DWS Investments Announces the Successful Completion of the Open-Ending
Merger of DWS Enhanced Commodity Strategy Fund, Inc.

NEW YORK, NY, August 23, 2010 – DWS Investments announced today that DWS Enhanced Commodity Strategy Fund, Inc., (formerly, NYSE: GCS) (“ECS Closed-End Fund”) successfully merged into DWS Enhanced Commodity Strategy Fund (“DWS Enhanced Commodity Strategy Open-End Fund”), a series of DWS Institutional Funds, an open-end investment company.  The merger became effective at 9:00 a.m. on August 23, 2010.  On the closing of the merger, the assets of ECS Closed-End Fund were transferred to DWS Enhanced Commodity Strategy Open-End Fund and, in exchange, DWS Enhanced Commodity Strategy Open-End Fund assumed the liabilities of ECS Closed-End Fund and delivered for distribution to the ECS Closed-End Fund shareholders, Class M shares of DWS Enhanced Commodity Strategy Open-End Fund having an aggregate net asset value equal to the value of the assets transferred less the liabilities assumed, as described more fully in the prospectus/proxy statement for the merger. The new ticker symbol for Class M shares of DWS Enhanced Commodity Strategy Open-End Fund is SKMRX and its CUSIP is 23339C727.  All shareholders of ECS Closed-End Fund as of the close of business on August 20, 2010 received class M shares of DWS Enhanced Commodity Strategy Open-End Fund at a conversion ratio of 2.44 per 1 share of ECS Closed-End Fund.

For more information visit www.dws-investments.com or call (800) 349-4281.

IMPORTANT INFORMATION

The fund invests in commodity-related securities, including commodity-linked derivatives which may subject the fund to special risks. Market price movements or regulatory and economic changes will have a significant impact on the fund’s performance. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. A counterparty with whom the fund does business may decline in financial health and become unable to honor its commitments, which could cause losses for the fund. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. See the prospectus for details.

FOR MORE INFORMATION: For more information regarding DWS Enhanced Commodity Strategy Fund, a registered open-end fund, including to obtain a free copy of the prospectus/proxy statement relating to the recently completed merger (and containing important information about fees, expenses and risk considerations) which is included in an effective registration statement that has been filed by such fund with the SEC, please visit the SEC’s Website www.sec.gov. Class M Shares of DWS Enhanced Commodity Strategy Fund are not available for purchase and are only available as merger shares as described in such prospectus/proxy statement.  This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.  Please read any applicable prospectus carefully before making any investment decisions because it contains important information.

  OBTAIN A PROSPECTUS
  To obtain a summary prospectus, if available, or prospectus, download one from
  www.dws-  investments.com, talk to your financial representative or call (800) 621-1048.
  We  advise you to carefully consider the product’s objectives, risks, charges and expenses before investing. The summary prospectus and prospectus contain this and other important information about the investment product. Please read the prospectus carefully before you invest.

NOT FDIC/NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments Distributors, Inc. 222 South Riverside Plaza, Chicago, IL, 60606-5808 www.dws-investments.com inquiry.info@dws.com Tel (800) 621-1148

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-16993-5  8/10)